Exhibit 99.5



                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       INFORMATION ON THE RESULTS FOR 2003


2003 was a year of achievements for Banco Itau Holding Financeira (Itau). We consolidated important strategic decisions which will contribute to our achievement of sustainable results in the future.

The stock restructuring which originated Banco Itau Holding Financeira S.A., taking place in 2003, gives a greater structural flexibility and strengthens the scenario for the business units to work in a more independent and articulate manner being coordinated by Itau. Itau is also preparing to reach greater dimension and diversification of financial services.

The association with BBA Creditanstalt, whose operations incorporated those of Itaucorp, which is Banco Itau's division destined for major corporations, created Banco Itau BBA, resulting in the largest wholesale market bank and incorporating BBA specializing services with Itau's capabilities related to customer service and financial transactions. The success of this association generated relevant results starting in 2003.

Our achievements reflect the valuable support and incentive from our customers and shareholders, and the dedicated efforts of our employees and suppliers.

See below the highlights of Itau Holding for the year. The Complete Financial Statements will be issued tomorrow in the Itau website (www.itau.com.br).

1. Consolidated net income totaled R$ 3,152 million in 2003, with a return of 26.5%.

2. Taxes and provisions for the year totaling R$ 2,891 million were collected and provisioned. Moreover, R$ 100,971 million were obtained from customers, collected and retained.

3. Itau Holding had 42,450 employees at the end of 2003. Salaries, together with charges and benefits totaled R$ 2,589 million, or R$ 61 thousand on average per employee for the year. Social benefits granted to employees and their families totaled R$ 483 million. The Bank's investment in careers, training and development courses amounted to R$ 44 million.

4. Consolidated stockholders' equity of R$ 11,879 million increased by 31.5% in the year, while the net regulatory capital reached R$ 17,185 million. The market capitalization of Itau reached R$ 30,453 million, the highest among the banks in Latin America, with an increase of 71.6% in the year.

5. Preferred shares in Itau increased in value by 67.3% in the year while common shares rose 61.9% in the year. The volume of interest on own capital distributed to the preferred stockholders rose to R$ 1,108 million, at R$
     9.72 per thousand shares.

6. The efficiency index was 46.1%, a significant improvement as compared to the 50.0% registered in 2002. This reflects the effort of the entire organization to control costs and the increase in revenues.

7. Consolidated assets totaled R$ 118,738 million, a 6.8% growth in 2003. The credit portfolio totaled R$ 44,581 million. The growth of 24.5% in the loan portfolio to small and medium companies should be emphasized.

8. Total resources grew 18.3% in the year, totaling R$ 182,622 million. A highlight was the 36.9% growth of the investment funds.

9. Total technical provisions related to insurance, pension and capitalization reached R$ 7,689 million, a 74.6% growth on 2002. The premiums earned and the pension and capitalization plans grew 15.5%.

10. Itau's access to the international market was expanded with the opening, in June, of the London branch of Banco Itau Europa and the launching of a trading desk in Buenos Aires (Itau Buen Ayre). Itau already maintained trading desks in New York (Itau Securities), Lisbon (Banco Itau Europa) and Sao Paulo (Banco Itau), in a joint effort to provide services to customers interested in fixed-income transactions on the international capital market. Consolidated foreign investments of Itau totaled US$ 2,274 million in December 2003, including non-financial activities.


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11.  In the social and cultural areas, the activities of Fundacao Itau Social and Instituto Itau Cultural, which invested, in 2003, R$ 32 million in several projects are noteworthy. The programs of Fundacao Itau Social, developed with the view of strategic social investment, concentrate in the areas of public education and health and are provided by its resources which totaled R$ 302 million, including additional of R$ 50 million for its net equity. Premio Itau-Unicef should be highlighted, among others, for the improvement of education and teachers' training. The access to culture of a larger public has been guiding the Instituto Itau Cultural activities. Several partnerships for radio and TV programs broadcasts for the spread of culture and debates of national themes on citizenship should be highlighted.

12. The Itau brand was elected for the second time in a row as the country's most valuable, based on a study prepared by the British consulting company Interbrand, which assesses the importance and strength of the brand to generate future results for the company, taking into account its performance, its relationship with the market, and the capability of operating in highly-competitive environments. This study indicated a significant growth in our brand's value, which rose from US$ 970 million in 2001 to the current US$ 1,093 million.



Sao Paulo, February 16, 2004

Olavo Egydio Setubal
Chairman of the Board